

February 9, 2012

VIA E-MAIL
Mr. Michael Nott
Chief Executive Officer
Gunpowder Gold Corporation
4830 Impressario Court, Suite 109
Las Vegas, Nevada 89149

> **Re:** **Gunpowder Gold Corporation**
> **Form 10-K for the year ended August 31, 2011**
> **Filed on December 14, 2011**
> **File No. 001-34976**

Dear Mr. Michael Nott:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2011

Item 9A – Controls and Procedures

1.   Please amend to furnish the information required by Items 307 and 308 of Regulation S-K.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant